SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 6)*


                                Brooke Group Ltd.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   112525 10 0
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                                 (CUSIP Number)


                               Richard S. Ressler
                         c/o Orchard Capital Corporation
                            10960 Wilshire Boulevard
                          Los Angeles, California 90024
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 14, 1998
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             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 5 Pages



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                                                             [Page 2 of 5 Pages]


--------------------
CUSIP NO. 112525 10 0
--------------------
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 1.  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Richard S. Ressler
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  [  ]
                                                                   (b)  [  ]

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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS

     PF
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                        [  ]
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 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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                           7.  SOLE VOTING POWER
  NUMBER OF                    1,824,999 shares
    SHARES                 -----------------------------------------------------
BENEFICIALLY               8.  SHARED VOTING POWER
  OWNED BY                     -0-
    EACH                   -----------------------------------------------------
 REPORTING                 9.  SOLE DISPOSITIVE POWER
   PERSON                      1,824,999 shares
    WITH                   -----------------------------------------------------
                           10. SHARED DISPOSITIVE POWER
                               -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     1,824,999 shares
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                     [  ]
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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%
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14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------



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                                                             [Page 3 of 5 Pages]


PRELIMINARY STATEMENT -- This Amendment is being filed to report and correct a minor discrepancy in shares beneficially owned by the reporting person. The shares previously reported were 1,812,997, but upon reviewing account records it was determined that the correct number is 1,824,999. This amendment also updates to April 14, 1998 the information previously reported.

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to shares of the Common Stock of Brooke Group Ltd. ("Brooke"). The principal executive offices of Brooke are located at 100 S.E. Second Street, Miami, Florida 33131.


ITEM 2.  IDENTITY AND BACKGROUND.

         (a) Richard S. Ressler.
         (b) c/o Orchard Capital Corporation, 10960 Wilshire Boulevard, Los Angeles, California 90024.
         (c) President of Orchard Capital Corporation.
         (d)-(e) During the last five years, Mr. Ressler has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.
         (f) United States citizen.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change from information previously reported. Since July 24, 1996, the date of the latest prior amendment, Mr. Ressler has not acquired additional shares of Brooke. See also items 4 and 6 herein.


ITEM 4.  PURPOSE OF TRANSACTION.

         The shares were originally acquired in connection with Mr. Ressler's employment by Brooke prior to January 1, 1994 or for investment purposes. Mr. Ressler continuously reviews his investments in various companies. Depending upon his investment objectives, future evaluations of the business prospects of Brooke and upon other developments, including but not limited to general economic and business conditions and money market and stock market conditions, Mr. Ressler may determine to increase or decrease his equity




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                                                             [Page 4 of 5 Pages]


ownership in Brooke by acquiring or disposing shares of Common Stock in the future.


ITEM 5.  INTEREST IN SECURITIES OF THE COMPANY.

         (a)-(b) As of April 14, 1998, Mr. Ressler may be deemed to be the beneficial owner of 1,824,999 shares of Common Stock of Brooke, which represents 9.0% of such class. Mr. Ressler has sole voting and disposition powers with respect to such shares. Such percentage is calculated based on a total of 20,348,498 Brooke shares outstanding, as reported by Brooke as of April 6, 1998.
         (c) Mr. Ressler has effected no transactions in the Brooke shares in the 60 days prior to April 14, 1998.
         (d) Not applicable.
         (e) Not applicable.


ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
         COMPANY.

         Between June 11, 1996 and January 14, 1997, Mr. Ressler sold short against the box a total of 171,300 Brooke shares. Such short sales were executed for Mr. Ressler by his broker Goldman, Sachs & Co., pursuant to a standard broker-customer account relationship. Such short sales do not reduce Mr. Ressler's beneficial ownership. Mr. Ressler subsequently transferred such brokerage account to Merrill Lynch, Pierce, Fenner & Smith Incorporated.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         None.

         This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.




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                                                             [Page 5 of 5 Pages]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            By:  /s/ Richard S. Ressler
                                               ------------------------------
                                               Richard S. Ressler
                                            Date:  April 15, 1998